UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

HATTERAS RAMIUS ADVANTAGE FUND
 (Name of Subject Company (Issuer))

HATTERAS RAMIUS ADVANTAGE FUND
 (Name of Filing Person(s) (Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David B. Perkins
8540 Colonnade Center Drive
Suite 401
Raleigh, NC 27615
(919) 846-2324
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael P. Malloy, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103-6996
215-988-2700

October 8, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 1,000,000(a)	Amount of Filing Fee: $71.30(b)

(a) Calculated as the aggregate maximum value of Shares being purchased.

(b) Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[X]      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $71.30
         Form or Registration No.:  SC TO-I
         Filing Party:  Hatteras Ramius Advantage Fund
         Date Filed:  October 8, 2010

[   ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on October 8, 2010 by Hatteras Ramius Advantage Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase Shares (as defined below) in the Fund in an aggregate amount up to $1,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in this final amendment to Schedule TO, the term “Share” or “Shares” refers to shares in the Fund or any portions thereof that constitute the class of security that is the subject of the Offer, and includes all or any portion of a Shareholder’s Shares as the context requires.  Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 8, 2010.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Shares in the Fund ("Shareholders") that desired to tender a Share, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on November 5, 2010.

2.   No Shareholders validly tendered Shares prior to the expiration of the Offer on November 5, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

HATTERAS RAMIUS ADVANTAGE FUND

By:	/s/ David B. Perkins
Name: David B. Perkins
Title: President and Chairman of the Board of Trustees

July 28, 2011